C21 Investments Completes Repurchase of 2,051,000 Common Shares for Cancellation

VANCOUVER, February 19, 2025 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced that it has completed a repurchase for cancellation of 2,051,000 of its common shares (the "Purchased Shares"), representing approximately 1.7% of the outstanding common shares ("Common Shares") of the Company, in a private transaction (the "Transaction").

The Purchased Shares were repurchased at a discount to the closing price of the Company's shares on the Canadian Securities Exchange (the "CSE") on February 14, 2025. The transaction was unanimously approved by the Board of Directors of the Company.

"We are pleased to announce the purchase for cancellation of over 2 million outstanding Common Shares of C21 as we believe our current market valuation does not reflect the inherent value of our company given our growth trend, and proven track record of generating free cashflow over the last 5 years. Consistent with our strategy, this transaction represents the Company once again taking advantage of an opportunity that we believe will be accretive to our shareholders, " said Sonny Newman, Chief Executive Officer. "We continue to strive to be thoughtful stewards of capital and remain focused on pursuing additional accretive growth opportunities."

The Transaction does not fall under the Company's normal course issuer bid because the Purchased Shares were bought from a shareholder who resides outside of Canada.

After the Transaction and the cancellation of the Purchased Shares, the Company will have 117,996,814 common shares outstanding.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.ca and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward Looking Statements"). Forward-Looking Statements in this news release include but are not limited to: the perceived benefits of the Transaction; the Company's focus on being a thoughtful steward of capital and its focus on pursuing additional accretive growth opportunities; and the return to treasury and cancellation of the Purchased Shares. Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity and to execute the Company's business plan; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission and Annual Information Form filing on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.